

Siren Biotechnology, Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2024 & 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Siren Biotechnology, Inc. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statements of financial position as of December 31, 2024 & 2023, and the related statements of operations, statements of changes in equity, and statements of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 12, 2025

Siren Biotechnology, Inc.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	17,448,263	2,581,976
Prepaid expenses and other current assets	-	20,000
Total Current Assets	17,448,263	2,601,976
Non-Current Assets:		
Property and equipment, net	83,895	86,154
Right-of-Use Asset	-	45,515
Other Assets	7,650	7,650
Total Non-Current Assets	91,545	139,319
TOTAL ASSETS	17,539,808	2,741,295
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	784,882	71,523
Short-Term Lease Liability	-	45,515
Total Current Liabilities	784,882	117,038
Non-Current Liability:		
Long-Term Lease Liability	-	-
Total Non-Current Liability	-	-
TOTAL LIABILITIES	784,882	117,038
SHAREHOLDERS' EQUITY		
Common Stock	4,760	4,752
Preferred Stock	5,783	2,375
SAFE Notes	2,436,204	2,436,204
Additional Paid-in Capital	24,348,333	5,742,945
Accumulated Deficit	(10,040,154)	(5,562,019)
TOTAL SHAREHOLDERS' EQUITY	16,754,926	2,624,257
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,539,808	2,741,295

See Accompanying Notes to these Financial Statements

Siren Biotechnology, Inc.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Sales	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Research and Development Expense	5,380,559	747,954
Compensation and benefits	1,220,204	1,354,886
General and Administrative Expense	777,340	1,249,144
Operating Lease Expense	353,185	292,363
Travel & Entertainment	58,838	50,328
Total Operating Expenses	**7,790,126**	**3,694,675**
Total Loss from Operations	**(7,790,126)**	**(3,694,675)**
Other Income (Expense)		
Other Income	3,139,528	51,784
Other Expense	(800)	(5,022)
Total Other Income (Expense)	**3,138,728**	**46,762**
Losses Before Income Taxes, Depreciation and Amortization	**(4,651,398)**	**(3,647,913)**
Amortization Expense	-	-
Depreciation Expense	15,274	11,310
Net Loss	**(4,666,672)**	**(3,659,223)**

See Accompanying Notes to these Financial Statements

Siren Biotechnology, Inc.
STATEMENTS OF CHANGES IN EQUITY

	Common Stock		Preferred Stock			Additional	Retained	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	SAFE Notes	Paid-in Capital	Earnings (Deficit)	Equity
Beginning balance at 1/1/23	4,750,000	4,750	2,375,010	2,375	-	5,895,033	(2,017,525)	3,884,633
Issuance of Common Stock	1,649	2	-	-	-	-	-	2
Additional Paid in Capital	-	-	-	-	-	-	-	-
Issuance of SAFE Notes	-	-	-	-	2,436,204	(170,059)	-	2,266,145
Prior Period Adjustment	-	-	-	-	-	17,971	114,729	132,700
Net loss	-	-	-	-	-	-	(3,659,223)	(3,659,223)
Ending balance at 12/31/23	4,751,649	4,752	2,375,010	2,375	2,436,204	5,742,945	(5,562,019)	2,624,257
Issuance of Common Stock	7,916	8	3,408,019	3,408	-	-	-	3,416
Additional Paid in Capital	-	-	-	-	-	18,581,705	-	18,581,705
Prior Period Adjustment	-	-	-	-	-	23,683	188,537	212,220
Net loss	-	-	-	-	-	-	(4,666,672)	(4,666,672)
Ending balance at 12/31/24	4,759,565	4,760	5,783,029	5,783	2,436,204	24,348,333	(10,040,154)	16,754,926

See Accompanying Notes to these Financial Statements

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(4,666,672)	(3,659,223)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Depreciation and amortization	15,274	11,310
Prior period adjustment	188,537	114,729
Stock-based compensation	23,683	22,414
Decrease (Increase) in Prepaid expenses and other current assets	20,000	(11,667)
Increase (Decrease) in Accounts Payable	713,359	(139,776)
Total Adjustments to reconcile Net Loss to Net Cash used in operations	960,853	(2,990)
Net Cash used in Operating Activities	(3,705,819)	(3,662,213)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Purchase of Fixed Assets	(13,015)	(9,782)
Net Cash used in an Investing Activity	(13,015)	(9,782)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from:		
Issuance of Common Stock	8	2
Issuance of Preferred Stock	3,408	-
Increase in Additional Paid-in Capital	18,581,705	(174,502)
Proceeds from SAFE Notes	-	2,436,204
Net Cash provided by Financing Activities	18,585,121	2,261,704
Cash at the beginning of the period	2,581,976	3,992,267
Net Cash increase (decrease) for the period	14,866,287	(1,410,291)
Cash at end of the period	17,448,263	2,581,976

See Accompanying Notes to these Financial statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Siren Biotechnology, Inc (""the Company"") was formed in Delaware on Sept 14, 2020. The Company is a preclinical stage cancer therapeutics company, and as such, does not currently generate any revenue. The Company's headquarters are in San Francisco, CA. The Company has no existing or planned customers.

Siren Biotechnology is a preclinical-stage biotech company focused on leveraging off-the-shelf AAV gene therapy for the safe, durable expression of cytokine immunotherapies. The Company's AAV gene therapy platform vectorizes engineered cytokines and delivers them locally to achieve steady and endogenous expression and secretion from the target site.

The Company's initial focus is on brain cancer. The Company's initial program targets glioblastoma, however, Management has noted that it will pursue the development of other indications given the difficulties experienced historically with developing therapeutics for glioblastoma. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $17,448,263 and $2,581,976 in cash as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is calculated by the Company using the straight-line method over the estimated useful lives, generally from two to five years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the remaining lease term. Depreciation expense was $15,274 and $11,310 for the years ended December 31, 2024 and 2023, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below:

Property Type	Useful Life in Years	2024	2023
Laboratory Equipment	10	100,477	94,973
Computer & Network Equipment	10	12,579	9,037
Less Accumulated Depreciation		(29,161)	(17,856)
Totals		83,895	86,154

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts as contracts are signed. Currently, the Company is in the pre-revenue stage.

Research and Development Costs

Research and development costs are charged to operations as incurred. These expenses primarily consist of third-party fees, lab supplies, lab chemicals, lab services, lab software, consulting and other related fees in the development of the Company's programs.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, legal and accounting services, information technology, and miscellaneous general administration expenses.

Equity Incentive Plan

Stock Options:
In 2020, the Company established an equity incentive plan for the purpose of providing incentive and nonstatutory stock options and certain other stock awards to employees, directors and consultants of the Company and affiliates of the Company. The Board has the authority to adopt such a plan pursuant to the Delaware General Corporation Law and the Company's Bylaws.

250,000 shares of the authorized but unissued or reacquired shares of the common stock of the Company are reserved for issuance pursuant to the Plan, subject to adjustments as provided in the Plan.

750,000 shares are reserved for issuance as incentive stock option, subject to adjustment as provided in the Plan.

4,275,000 of the unvested shares are subject to the Repurchase Option as of the date of the Agreement.

The Company accounts for stock options issued to employees and non-employees under the 2020 Plan based on ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees and non-employees is measured at the grant date, based on the estimated fair value of the award. It is recognized as an expense item ratably over the employee's requisite vesting period.

The total value of the stock option awards is expensed over the service period of the employees receiving the awards. The total share-based payment expense was $23,683 and $22,414 for the years ended December 31, 2024 and 2023, respectively.

In 2024, the Company's exercise price is between $0.21 to $.33.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock as of December 31, 2024 and 2023:

	Total Options	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	213,749	0.05
Granted	160,757	0.03
Exercised	(1,649)	0.03
Expired/Cancelled/Forfeited	(28,863)	0.03
Total options outstanding, December 31, 2023	343,994	0.09
Granted	10,925	0.09
Exercised	(7,916)	0.09
Expired/Cancelled/Forfeited	(26,553)	0.10
Total options outstanding, December 31, 2024	320,450	0.17
Options exercisable, December 31, 2024	1,430,671	0.17

Additionally, shares available for issuance under the Plan are 1,430,671 as of December 31, 2024.

The value of each option granted is estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions for the period ended December 31:

	Nonvested Options	Weighted Average Intrinsic Value
Nonvested options, January 1, 2022	198,741	0.05
Granted	145,253	0.03
Vested	(148,101)	0.05
Forfeited	-	
Nonvested options, December 31, 2023	195,893	0.16
Granted	10,925	0.16
Vested	(91,347)	0.28
Forfeited	-	
Nonvested options, December 31, 2024	115,471	0.48

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. There are no related party transactions in 2024 and 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases a certain space, equipment, lab bench, cold storage, etc, and are recorded under the new ASC 842 Standard. At inception, the Company determines if an arrangement is a lease. Operating leases are included as operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities on the balance sheet. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The three-year leases of the Company expired in June 2024 and the lease liabilities are now for a term of one year.

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities consist of trade payables and lease liabilities.

NOTE 6 – EQUITY

The Company's common stock par value and preferred stock par value is stated at $0.001 per share. Shown below is the Company's authorized and issued shares and outstanding common stock and preferred stock as of December 31:

	2024		2023	
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Common Stock				
Class A Common (CSA) Stock	4,750,000	4,750,000	4,750,000	4,750,000
Class B Common (CSB) Stock	14,401,000	9,565	8,334,000	1,649
Total Common Stock issued and outstanding	19,151,000	4,759,565	13,084,000	4,751,649
Preferred Stock				
Series Seed Preferred (SS) Stock	2,375,010	2,375,010	2,375,010	2,375,010

Series A-1 Preferred (PA1) Stock	4,680,406	2,932,940	-	-
Series A-2 Preferred (PA2) Stock	475,079	475,079	-	-
Total Preferred Stock issued and outstanding	7,530,495	5,783,029	2,375,010	2,375,010

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock. Except as otherwise expressly provided or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Simple Agreements for Future Equity (SAFE)

In November 2023, the Company entered into several SAFE agreements (Simple Agreement for Future Equity) with third parties. The agreements provide the right of the investors to future equity in the Company during a qualified financing or change of control event at an 80% discount. As of December 31, 2024 and December 31, 2023, the SAFE notes amounted to $2,436,204.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 12, 2025, the date these financial statements were available to be issued. There are no subsequent events that require disclosure as of reporting date.